GSR II METEORA ACQUISITION CORP.

840 Park Drive East

Boca Raton, Florida 33434

February 23, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Victor Rivera Melendez

Re:	Registration Statement on Form S-1 (File No. 333-261965)
GSR	II Meteora Acquisition Corp.

Dear Mr. Melendez,

Please withdraw each of the requests for acceleration that were submitted to you on February 22, 2022, on behalf of GSR II Meteora Acquisition Corp. and the Underwriters, in connection with the above-referenced Registration Statement.

GSR II METEORA ACQUISITION CORP.

By:	/s/ Gus Garcia
Name: Gus Garcia Title: Co-Chief Executive Officer

OPPENHEIMER & CO. INC.

By:	/s/ Peter Bennett
Name: Peter Bennett Title: Managing Director

Cc:	Lewis Silberman, GSR II Meteora Acquisition Corp.

Steven Stokdyk, Latham & Watkins LLP

Philip Dear, Latham & Watkins LLP